Exhibit 99.2

PyroGenesis Canada Inc.

Condensed Consolidated Interim

Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited)

The accompanying unaudited condensed consolidated financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements for the period ended June 30, 2022.

June 30, 2022.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

	Notes	June 30,	December 31,
		2022	2021
		$	$
Assets
Current assets
Cash and cash equivalents	6	1,291,508	12,202,513
Accounts receivable	7	19,205,762	17,639,616
Costs and profits in excess of billings on uncompleted contracts	8	4,195,474	4,922,710
Inventory	17	1,549,038	887,590
Investment tax credits receivable	9	271,564	256,513
Income taxes receivable		45,098	117,029
Current portion of deposits	11	937,202	1,328,452
Current portion of royalties receivable		329,823	311,111
Contract assets		280,439	375,789
Prepaid expenses		2,100,820	717,661
Total current assets		30,206,728	38,758,984
Non-current assets
Deposits	11	41,176	248,756
Strategic investments	10	9,251,702	14,901,659
Property and equipment		3,613,761	3,712,937
Right-of-use assets		5,336,105	5,765,993
Royalties receivable		967,743	947,543
Intangible assets		2,399,648	2,774,198
Goodwill	4	2,660,607	2,660,607
Total assets		54,477,470	69,770,677
Liabilities
Current liabilities
Bank indebtedness		941,180	–
Accounts payable and accrued liabilities	12	9,404,542	10,069,177
Billings in excess of costs and profits on uncompleted contracts	13	6,540,109	9,400,231
Current portion of term loans	14	81,805	83,004
Current portion of lease liabilities	14	3,134,421	2,934,236
Balance due on business combination	4	2,100,110	2,242,503
Income taxes payable		186,801	23,048
Total current liabilities		22,388,968	24,752,199
Non-current liabilities
Lease liabilities		3,067,376	2,389,729
Term loans	14	308,950	107,901
Balance due on business combination	4	1,761,403	1,709,700
Deferred income taxes		–	42,394
Total liabilities		27,526,697	29,001,923
Shareholders’ equity	15
Common shares and warrants		82,104,086	82,104,086
Contributed surplus		23,169,725	19,879,055
Accumulated other comprehensive income		51,915	3,444
Deficit		(78,374,953)	(61,217,831)
Total shareholders’ equity		26,950,773	40,768,754
Total liabilities and shareholders’ equity		54,477,470	69,770,677
Contingent liabilities, Note 22

Q2 2022	PyroGenesis Canada Inc.	1

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021	2022	2021
		$	$	$	$
Revenues	5	5,847,180	8,280,572	10,053,942	14,545,075
Cost of sales and services	17	3,347,907	3,347,091	6,502,947	7,468,584
Gross profit		2,499,273	4,933,481	3,550,995	7,076,491

Expenses
Selling, general and administrative	17	7,091,535	6,660,573	12,703,903	10,386,009
Research and development, net		804,564	710,734	1,286,996	997,041
		7,896,099	7,371,307	13,990,899	11,383,050
Net loss from operations		(5,396,826)	(2,437,826)	(10,439,904)	(4,306,559)
Changes in fair value of strategic investments	10	(7,477,865)	(17,884,293)	(6,301,110)	(12,249,571)
Finance costs, net	18	(156,113)	(40,086)	(340,013)	(93,172)

Net earnings (loss) before income taxes		(13,030,804)	(20,362,205)	(17,081,027)	(16,649,302)

Income taxes		19,542	–	76,095	–

Net earnings (loss)		(13,050,346)	(20,362,205)	(17,157,122)	(16,649,302)

Other comprehensive income (loss)
Items that will be reclassified subsequently to profit of loss
Foreign currency translation gain on investments in foreign
operations		10,815	–	48,471	–
Comprehensive income (loss)		(13,039,531)	(20,362,205)	(17,108,651)	(16,649,302)

Earnings (loss) per share
Basic	19	(0.08)	(0.12)	(0.10)	(0.10)
Diluted	19	(0.08)	(0.11)	(0.10)	(0.09)

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q2 2022	PyroGenesis Canada Inc.	2

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

		Number of	Common		Equity portion	other
		common	shares and	Contributed	of convertible	comprehensive
	Notes	shares	warrants	Surplus	debentures	income	Deficit	Total
			$	$	$	$	$	$
Balance - December 31, 2021		170,125,795	82,104,086	19,879,055	–	3,444	(61,217,831)	40,768,754
Share-based payments	15	–	–	3,290,670	–	–	–	3,290,670
Other comprehensive income for the period		–	–	–	–	48,471	–	48,471
Net loss and comprehensive loss		–	–	–	–	–	(17,157,122)	(17,157,122)
Balance – June 30, 2022		170,125,795	82,104,086	23,169,725	–	51,915	(78,374,953)	26,950,773

Balance - December 31, 2020		159,145,993	67,950,069	10,480,310	–	–	(19,007,273)	59,423,106
Shares issued upon exercise of stock options	15	444,500	657,845	(253,400)	–	–	–	404,445
Shares issued upon exercise of warrants and compensation options	15	8,337,897	13,085,197	–	–	–	–	13,085,197
Share-based payments	15	–	–	4,211,024	–	–	–	4,211,024
Shares purchased for cancellation	15	(166,684)	(347,019)				(863,440)	(1,210,459)
Net earnings and comprehensive income		–	–	–	–	–	(16,649,302)	(16,649,302)
Balance – June 30, 2021		167,761,706	81,346,092	14,437,934	–	–	(36,520,015)	59,264,011

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q2 2022	PyroGenesis Canada Inc.	3

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

	Notes	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
		$	$	$	$
Cash flows provided by (used in)
Operating activities
Net earnings (loss)		(13,050,346)	(20,362,205)	(17,157,122)	(16,649,302)
Adjustments for:
Share-based payments	17	1,621,040	3,288,685	3,290,670	4,211,025
Depreciation of property and equipment	17	148,412	84,061	291,402	160,378
Depreciation of right-of-use assets	17	155,398	149,217	321,622	251,011
Amortization and write-off of intangible assets	17	218,759	6,779	437,518	13,559
Amortization of contract assets		54,221	171,206	95,350	306,069
Finance costs	17	156,113	40,085	340,013	93,172
Change in fair value of investments		7,477,865	17,884,293	6,301,110	12,249,571
Income taxes		19,542	–	76,095	–
Unrealized foreign exchange		9,716	–	42,212	–
		(3,189,280)	1,262,121	(5,961,130)	635,483
Net change in balances related to operations	16	437,164	(8,544,450)	(4,528,614)	(14,552,934)
		(2,752,116)	(7,282,329)	(10,489,744)	(13,917,451)
Investing activities
Additions to property and equipment		(66,054)	(635,312)	(192,226)	(1,184,888)
Additions to right-of-use assets		–	(36,903)	–	(36,903)
Additions to intangible assets		(38,280)	(31,484)	(62,968)	(107,152)
Purchase of strategic investments	10	(3,604,000)	(5,804,327)	(3,604,000)	(9,196,511)
Disposal of strategic investments		1,555,846	1,507,746	2,952,847	12,374,048
		(2,152,488)	(5,000,280)	(906,347)	1,848,594
Financing activities
Bank indebtedness		(2,295)	–	941,180	–
Interest paid		(141,946)	(101,427)	(239,456)	(151,636)
Repayment of term loans		(8,223)	(3,025)	(16,389)	(5,998)
Repayment of lease liabilities		(145,415)	(25,965)	(192,575)	(81,051)
Repayment of balance due on business combination		(217,778)	–	(217,778)	–
Proceeds from issuance of other term loans		96,157	–	203,857	–
Proceeds from issuance of shares upon exercise of warrants		–	5,027,616	–	13,085,197
Proceeds from issuance of shares upon exercise of stock options		–	398,065	–	404,445
Shares purchased for cancellation		–	(1,210,459)	–	(1,210,459)
		(419,500)	4,084,805	478,839	12,040,498
Effect of exchange rate changes on cash denominated in foreign currencies		2,988	–	6,247	–

Net increase (decrease) in cash and cash equivalents		(5,321,116)	(8,197,805)	(10,911,005)	(28,360)
Cash and cash equivalents - beginning of period		6,612,624	26,274,344	12,202,513	18,104,899
Cash and cash equivalents - end of period		1,291,508	18,076,539	1,291,508	18,076,539

Supplemental cash flow disclosure
Non-cash transactions:
Purchase of intangible assets included in accounts payable		–	136,101	–	40,092
Purchase of property and equipment included in accounts payable		–	2,263	–	55,539
Addition of right-of-use assets and lease liabilities		–	2,120,892	–	2,120,892
Accretion of balance purchase price payable		44,115	–	127,088	–
Accretion interest on royalties receivable		37,549	–	38,913	–
Accretion on term loan		7,601	–	12,382	–

The accompanying notes form an integral part of the condensed consolidated interim financial statements

Q2 2022	PyroGenesis Canada Inc.	4

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

1.	Nature of operations

PyroGenesis Canada Inc. and its subsidiaries (collectively, the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR” on NASDAQ in the USA under the symbol "PYR" and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “.

2.	Basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2021.

These financial statements were approved and authorized for issuance by the Board of Directors on August 15, 2022.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,
(ii)	stock-based payment arrangements, which are measured at fair value on the grant date pursuant to IFRS 2, Share-based Payment; and
(iii)	lease liabilities, which are initially measured at the present value of minimum lease payments

(d)	Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Drosrite International LLC and Pyro Green-Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the Chief Executive Officer ("CEO") and controlling shareholder’s family and is deemed to be controlled by the Company. Pyro Green-Gas (formerly AirScience Technologies Inc. until the renaming on September 14, 2021) was acquired by the Company on August 11, 2021 (see note 5). All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

The accounting policies set out below have been applied consistently in the preparation of the financial statements of all years presented. Finance costs and changes in fair value of strategic investments are excluded from the loss from operations in the consolidated statement of comprehensive income (loss).

Q2 2022	PyroGenesis Canada Inc.	5

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

3.	Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2021.

4.	Business combination in fiscal 2021

On August 11, 2021, the Company completed the acquisition of Pyro Green-Gas Inc. and its subsidiaries (formerly AirScience Technologies Inc. prior to its renaming on September 14, 2021), a Montreal-based company which offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls, for a maximum purchase price consideration of $4.4 million in cash, subject to customary post-closing adjustments. In addition, the Company settled a pre-existing loan receivable from Pyro Green-Gas Inc. of approximately $1.7 million. The transaction was executed essentially through a purchase of the entirety of the common class “A” shares of Pyro Green-Gas Inc. This acquisition enables the Company to springboard into the renewable natural gas market and provides an advantage compared to building its own operations. In addition, the Company will now have a presence in Italy and India, and the acquisition will provide potential synergies with the Company’s land-based waste destruction offerings. The purchase price will be paid upon the achievement of various contract and business-related milestones by Pyro Green-Gas Inc. The Company’s assessment is that these milestones will be realized at various moments during the next 30 months. The contingent consideration was estimated using a discount rate of 8%.

The acquisition was accounted for using the purchase method and the final allocation of the purchase price is as follows:

$
Total consideration
Consideration paid at closing	1
Contingent consideration	3,841,999
Consideration paid at closing and continent consideration	3,842,000
Settlement of pre-existing loan receivable from Pyro Green-Gas	1,744,400
5,586,400

December 31, 2021
Final
$

Net assets acquired
Current assets [1]	5,186,086
ROU asset	477,608
Property and equipment	42,552
Intangible assets and Goodwill [2]	4,780,607
Deferred income tax asset	79,360
Current liabilities	(4,507,907)
Non-current liabilities	(471,906)
5,586,400

1 Includes $807,946 of cash and trade receivables with a net fair value of $3.3 million, including an allowance for doubtful accounts of $0.5 million.

2 The goodwill of $2.7 million recorded on the transaction is mainly attributable to the expected growth in biogas upgrading market and the expertise of the workforce, and it is not expected to be deductible for tax purposes.

The maximum purchase price consideration of $4,355,600 was discounted to $3,842,000, at August 11, 2021 and an accretion expense of $127,088 was recognized in Net finance costs in the Consolidated Statement of Comprehensive Income for the six month period ended June 30, 2022.

Q2 2022	PyroGenesis Canada Inc.	6

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

5.	Revenues

The following is a summary of the Company’s revenues by product line:

	June 30,	June 30,
	2022	2021
	$	$
Revenue from contracts with customers by product line:
PUREVAP™	1,168,983	4,521,539
DROSRITE™	1,336,617	4,389,606
Development and support related to systems supplied to the U.S. Navy	1,336,359	4,719,208
Torch related sales	2,591,909	752,835
Biogas upgrading and pollution controls	3,171,152	–
Other sales and services	448,922	161,887
	10,053,942	14,545,075

The following is a summary of the Company’s revenues by revenue recognition method:

	June 30,	June 30,
	2022	2021
	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts recognized over time	9,408,591	10,717,275
Sales of goods at a point of time	645,351	527,800
Other revenue:
Sale of intellectual properties	–	3,300,000
	10,053,942	14,545,075

See note 24 for sales by geographic area.

Transaction price allocated to remaining performance obligations

As at June 30, 2022, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $35,282,425 (2021 - $43,458,148). Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

6.	Cash and cash equivalents

As at June 30, 2022, there are no restrictions on cash and cash equivalents. Cash and cash equivalents include the following components:

	June 30,	December 31,
	2022	2021
	$	$
Cash	646,751	3,568,561
Guaranteed investment certificates	644,757	8,633,952
Cash and cash equivalents	1,291,508	12,202,513

Q2 2022	PyroGenesis Canada Inc.	7

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

7.	Accounts receivable

Details of accounts receivable were as follows:

	June 30,	December 31,
	2022	2021
	$	$
1 – 30 days	2,180,264	2,260,428
31 – 60 days	496,113	44,838
61 – 90 days	554,351	6,855,822
Greater than 90 days	14,301,053	7,357,825
Total trade accounts receivable	17,531,781	16,518,913
Other receivables	85,633	270,536
Sales tax receivable	1,588,348	850,167
	19,205,762	17,639,616

As at June 30, 2022 the allowance for expected credit loss is $520,000 ($520,000 at December 31, 2021), which was included through the business combination and has not changed throughout this six-month period of fiscal 2022.

8.	Costs and profits in excess of billings on uncompleted contracts

As at June 30, 2022, the Company had eighteen contracts with total billings of $24,137,608 which were less than total costs incurred and had recognized cumulative revenue of $28,333,082 since those projects began. This compares with fourteen contracts with total billings of $16,676,700 which were less than total costs incurred and had recognized cumulative revenue of $21,599,410 as at December 31, 2021.

Changes in costs and profits in excess of billings on uncompleted contracts during the six month period are explained by $2,080,367 (2021 - $983,819) recognized at the beginning of the period being transferred to accounts receivable, and $1,353,131 (2021 - $4,832,968) resulting from changes in the measure of progress.

9.	Investment tax credits

An amount recognized in 2022 included $71,433 (2021 - $202,472) of investment tax credits earned in the year, as well as $Nil (2021 - $706,000) of investment tax credits earned in prior years that no longer met the criteria for recognition in 2021. $24,388 (2021 - $148,695) of the investment tax credits recognized in the year was recorded against cost of sales and services, $32,045 (2021 - ($684,709)) against research and development expenses and $15,000 (2021 - $32,486) against selling general and administrative expenses.

10.	Strategic investments

	June 30,	December 31,
	2022	2021
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	71,806	123,095
HPQ Silicon Resources Inc. (“HPQ”) shares - level 1	8,067,338	12,306,196
HPQ warrants – level 3	1,112,558	2,472,368
	9,251,702	14,901,659

Q2 2022	PyroGenesis Canada Inc.	8

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

The change in the strategic investments is summarized as follows:

	(“BGF”) shares – level 1		(“HPQ”) shares - level 1		HPQ warrants – level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2020	1,025,794	123095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	–	–	8,268,000	8,070,109	–	–
Exercised	–	–	16,250,000	11,700,000	(16,250,000)	(9,181,250)
Disposed	–	–	(12,755,600)	(14,252,732)	–	–
Change in the fair value	–	–	–	(9,700,401)	–	(11,725,817)
Balance, December 31, 2021	1,025,794	123,095	26,752,600	12,306,196	9,594,600	2,472,368
Additions[1]	–	–	6,800,000	3,196,000	6,800,000	408,000
Disposed	–	–	(7,942,000)	(2,952,847)	–	–
Change in the fair value	–	(51,289)	–	(4,482,011)	–	(1,767,810)
Balance, June 30, 2022	1,025,794	71,806	25,610,600	8,067,338	16,394,600	1,112,558

1On April 20, 2022 the Company participated in an HPQ non-brokered private placement by acquiring 6,800,000 units at a price of $0.53 per unit for a total investment of $3,604,000. Each unit consists of one common share of HPQ and one common share purchase warrant. Each of these warrants entitles the Company to purchase one common share at a price of $0.60 for a period of 24 months from the closing date of the private placement.

At June 30, 2022 and December 31, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2022				December 31, 2021
Number of warrants	1,200,000	4,394,600	4,000,000	6,800,000	1,200,000	4,394,600	4,000,000
Date of issuance	29-Apr-20	2-Jun-20	3-Sep-20	20-Apr-22	29-Apr-20	2-Jun-20	3-Sep-20
Exercise price ($)	0.10	0.10	0.61	0.60	0.10	0.10	0.61
Assumptions under the Back Sholes model:
Fair value of the shares ($)	0.32	0.32	0.32	0.32	0.46	0.46	0.46
Risk free interest rate (%)	3.12	3.12	3.12	3.12	1.22	1.22	1.22
Expected volatility (%)	73.28	76.61	76.7	88.6	89.88	94.01	110.47
Expected dividend yield	–	–	–	–	–	–	–
Contractual remaining life (in months)	10	11	14	22	16	17	20

As at June 30, 2022, a gain from initial recognition of the warrants of $925,366 ($510,573 at December 31, 2021) has been deferred off balance sheet until realized.

11.	Deposits

	June 30,	December 31,
	2022	2021
	$	$
Current portion:
Suppliers	896,961	1,236,211
Security deposit on leased premises	40,241	92,241
Total current	937,202	1,328,452

Non-current portion:
Suppliers	2,373	1,952
Security deposit on leased premises	38,803	246,804
Total non-current	41,176	248,756
Total Deposits	978,378	1,577,208

Q2 2022	PyroGenesis Canada Inc.	9

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

12.	Accounts payable and accrued liabilities

	June 30,	December 31,
	2022	2021
	$	$
Accounts payable	7,003,200	5,457,259
Accrued liabilities	1,519,528	3,730,048
Sale commissions payable[1]	737,364	737,364
Accounts payable to the controlling shareholder and CEO	144,450	144,506
	9,404,542	10,069,177

1 Sale commissions payable relate to the costs to obtain long-term contracts with clients.

13.	Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $23,173,751 (2021 - $21,834,137).

Payments to date received were $29,713,860 on contracts in progress (2021 - $31,234,368).

Changes in billings in excess of costs and profits on uncompleted contracts during the six month period are explained by $3,430,725 (2021 - $6,268,910) recognized at the beginning of the period being recognized as revenue, and an increase of $570,603 (2021 - $9,076,169) resulting from cash received excluding amounts recognized as revenue.

14.	Term loans

	Economic			Canada
	Development Agency	Other Term	Other Term	Emergency Business
	of Canada Loan[1]	Loans[2]	Loans[3]	Account Loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2021	87,985	24,700	28,220	50,000	190,905
Addition	292,942	–	–	–	292,942
Financing costs	(89,085)	–	–	–	(89,085)
Accretion	12,382	–	–	–	12,382
Payments	–	(6,429)	(9,960)	–	(16,389)
Balance, June 30, 2022	304,224	18,271	18,260	50,000	390,755
Less current portion	–	(13,545)	(18,260)	(50,000)	(81,805)
Balance, June 30, 2022	304,224	4,726	–	–	308,950

1 Maturing in 2029, non-interest bearing, payable in 60 equal instalments from April 2024 to March 2029. In January 2022 and April 2022, the Company received additional contributions of $155,735 and $137,207, respectively, which were discounted using the effective interest method using a rate of 8%.

2 Maturing October 23, 2023 bearing interest at a rate of 6.95% per annum, payable in monthly instalments of $1,200 (including interest in capital) secured by automobile (carrying amount of $17,272 at June 30, 2022).

3 Maturing in May 2023, payable in monthly instalments of $1,660, bearing interest at 7.45%.

4 Loan bearing no interest and no minimum repayment, if repaid by December 2023.

15.	Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Q2 2022	PyroGenesis Canada Inc.	10

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

The following table sets out the activity in stock options:

		Weighted
	Number of	average
	options	exercise price
		$
Balance – December 31, 2020	9,040,000	1.57
Granted	2,970,000	4.55
Exercised[1]	(3,482,000)	0.32
Forfeited	(125,000)	4.41
Balance, December 31, 2021	8,403,000	3.10
Granted	2,350,000	3.62
Exercised	–	–
Forfeited	(220,000)	4.04
Balance, June 30, 2022	10,533,000	3.20

(1) The weighted fair market value of the share price for options exercised in 2021 was $5.48.

As at June 30, 2022, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of				Number of	Number of
	stock				stock	stock	Exercise
	options				options	options	price
Issuance date	31-Dec-21	Granted	Exercised	Forfeitures	30-Jun-22	vested -1	per option	Expiry date
							$
3-Nov-17	2,400,000	–	–	–	2,400,000	2,400,000	0.58	3-Nov-22
3-Jul-18	300,000	–	–	–	300,000	300,000	0.51	3-Jul-23
29-Oct-18	40,000	–	–	–	40,000	40,000	0.52	29-Oct-23
29-Sep-19	100,000	–	–	–	100,000	100,000	0.51	29-Sep-24
2-Jan-20	100,000	–	–	–	100,000	100,000	0.45	2-Jan-25
16-Jul-20	2,243,000	–	–	(20,000)	2,223,000	1,343,000	4.41	16-Jul-25
26-Oct-20	250,000	–	–	(200,000)	50,000	125,000	4.00	26-Oct-25
6-Apr-21	550,000	–	–	–	550,000	320,000	8.47	6-Apr-26
1-Jun-21	200,000	–	–	–	200,000	50,000	6.59	1-Jun-26
14-Jun-21	100,000	–	–	–	100,000	25,000	6.70	14-Jun-26
14-Oct-21	100,000	–	–	–	100,000	10,000	5.04	14-Oct-26
17-Dec-21	1,920,000	–	–	–	1,920,000	1,920,000	3.13	17-Dec-26
30-Dec-21	100,000	–	–	–	100,000	100,000	3.61	30-Dec-26
3-Jan-22	–	450,000	–	–	450,000	450,000	3.36	3-Jan-27
5-Apr-22	–	400,000	–	–	400,000	30,000	2.96	2-Apr-27
2-Jun-22	–	1,500,000	–	–	1,500,000	375,000	3.88	2-Jun-27
	8,403,000	2,350,000	–	(220,000)	10,533,000	7,688,000	3.20

(1) At June 30, 2022, the weighted average exercise price for options outstanding which are exercisable was $3.62.

For the three-month and six-month periods ended June 30, 2022, a stock-based compensation expense of $1,621,040 and $3,290,670, respectively, was recorded in Selling, general and administrative expenses in the Condensed Consolidated Statements of Comprehensive income (loss), ($3,288,685 and $4,211,025 for the three-month and six-month periods ended June 30, 2021).

At June 30, 2022, an amount of $4,798,849 ($2,719,354 at December 31, 2021) remains to be amortized until June 2027 related to the grant of stock options.

Q2 2022	PyroGenesis Canada Inc.	11

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

16.	Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Accounts receivable	(2,028,735)	(6,266,190)	(1,566,146)	(9,465,070)
Costs and profits in excess of billings on uncompleted contracts	1,668,461	(718,009)	727,236	(209,280)
Inventory	(275,877)	(356,455)	(661,448)	(356,455)
Investment tax credits receivable	(60,936)	384,745	(15,051)	358,095
Income taxes receivable	117,195	–	117,195	–
Deposits	2,838,936	565,714	1,777,516	(816,386)
Contract assets & other assets	–	–	–	–
Prepaid expenses	796,997	766,553	(1,383,159)	(2,045,341)
Accounts payable and accrued liabilities	(82,365)	(4,057,666)	(664,635)	(496,581)
Billings in excess of costs and profits on uncompleted contracts	(2,536,512)	1,136,858	(2,860,122)	(1,521,916)
	437,164	(8,544,450)	(4,528,614)	(14,552,934)

17.	Supplemental disclosure on statements of comprehensive income

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Inventories recognized in cost of sales	201,547	–	414,142	–
Amortization of intangible assets	218,759	6,779	437,518	13,559
Depreciation of property and equipment	148,412	84,061	291,402	160,378
Depreciation of ROU assets	155,398	149,217	321,622	251,011
Employee benefits	2,991,223	2,049,514	5,702,092	4,021,075
Share-based expenses	1,621,040	3,288,685	3,290,670	4,211,025
Awarded grants	55,077	87,565	94,511	146,744

Q2 2022	PyroGenesis Canada Inc.	12

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

18.	Net finance costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Financial expenses
Interest on term loans	752	2,987	1,603	9,438
Interest on lease liabilities	111,993	90,947	189,458	136,928
Interest accretion on balance due on business combination	44,115	–	127,088	–
Penalties and other interest expenses	36,802	10,481	60,777	11,135
	193,662	104,415	378,926	157,501
Financial income
Accretion interest on royalty receivable	(37,549)	(64,329)	(38,913)	(64,329)
Net finance costs	156,113	40,086	340,013	93,172

19.	Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding for the three-month and six-month periods ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Weighted daily average of Common shares	170,125,795	166,289,320	170,125,795	163,769,415
Dilutive effect of stock options	–	–	–	–
Dilutive effect of warrants	–	–	–	–
Weighted average number of diluted shares	170,125,795	166,289,320	170,125,795	163,769,415

Number of anti-dilutive stock options and warrants excluded from fully diluted earnings per share calculation	10,533,000	9,405,500	10,533,000	9,405,500

20.	Related party transactions

During the three month and six-month period ended June 30, 2022, the Company concluded the following transactions with related parties:

In January 2020, the Company entered into a lease agreement for the rental of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. At June 30, 2022 the carrying amount of the ROU asset and lease liabilities are $898,977 and $976,874 ($1,107,131 and $Nil, respectively, at December 31, 2021).

Rent and property taxes charged by a trust whose beneficiary is the controlling shareholder and CEO of the Company, for the three and six-month periods ended June 30, 2022 amount to $70,226 and $139,280, respectively ($68,825 and $137,284 for the three and six-month periods ended June 30, 2021, respectively.

A balance due to the controlling shareholder and CEO of the Company amounted to $144,450 ($144,506 at December 31, 2021) and is included in accounts payable and accrued liabilities.

Q2 2022	PyroGenesis Canada Inc.	13

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

The Key Management Personnel of the Company, in accordance with IAS 24, are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries – key management	257,871	218,656	573,842	460,215
Pension contributions	4,787	3,971	10,680	8,407
Fees – Board of Directors	69,000	41,500	89,000	75,000
Share-based compensation – officers	486,841	1,312,708	812,914	1,792,325
Share-based compensation – Board of Directors	1,106,066	1,539,634	1,758,213	1,711,850
Other benefits – key management	7,599	43,363	14,038	53,352
Total compensation	1,932,164	3,159,832	3,258,687	4,101,149

21.	Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at June 30, 2022 and December 31, 2021 the Company's exposure to foreign exchange risk for amounts denominated in US dollars is as follows:

	June 30,	December 31,
	2022	2021
	$	$
Cash	795,502	1,714,670
Accounts receivable	15,399,014	14,465,011
Accounts payable and accrued liabilities	(1,367,570)	(1,023,999)
Total	14,826,946	15,155,682

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At June 30, 2022, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss and equity for the period ended June 30, 2022 would have been $1,482,695.

Credit risk and credit concentration

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at June 30, 2022 represents the carrying amount of cash and cash equivalents, accounts receivable (except sales tax receivable), deposits and royalties receivable. Cash and cash equivalents, which only comprise guaranteed investment certificates redeemable on relatively short notice by the Company, are held with major reputable financial institutions. The Company manages its credit risk by performing credit assessments of its customers. The Company does not generally require collateral or other security from customers on accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. Two customers accounted for 91% (one customer for 73% at December 31, 2021) of trade accounts receivable with amounts owing to the Company of $13,609,854 ($12,063,636 at December 31, 2021), representing the Company's major credit risk exposure.

Q2 2022	PyroGenesis Canada Inc.	14

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

The following table summarizes the Company’s concentration of credit risk as a percentage of revenue during the three-month and six-month periods ended June 30, 2022.

	Three months ended June 30,		Six months ended June 30,
	2022		2022
		% of total		% of total
	Revenues	revenues	Revenues	revenues
	$	%	$	%
Customer 1	1,179,161	20	1,773,303	18
Customer 2	1,000,688	17	1,371,790	14
Customer 3	855,009	15	1,336,359	13
Customer 4	591,099	10	1,211,031	12
Customer 5	557,438	10	1,077,225	11
Total	4,183,395	72	6,769,708	68

Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable.

The royalties receivables are due from a company in which the Company has a strategic investments. The Company does not have collateral or other security associated with the collection of this receivable.

Fair value of financial instruments

The fair value represents the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are calculated at a specific date taking into consideration assumptions regarding the amounts, the timing of estimated future cash flows and discount rates. Accordingly, due to its approximate and subjective nature, the fair value must not be interpreted as being realizable in an immediate settlement of the financial instruments.

There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data. The fair values of cash and cash equivalents, trade accounts receivable, deposits, accounts payable and accrued liabilities and bank indebtedness approximate their carrying amounts due to their short-term maturities.

Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

The fair value of the term loans and the balance due on business combination as at June 30, 2022 is determined using the discounted future cash flows method and management's estimates for market interest rates for similar issuances. Given their recent issuance, their fair market values correspond to their carrying amount.

Q2 2022	PyroGenesis Canada Inc.	15

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on cash equivalents, and term loans as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares and warrants of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at June 30, 2022, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $787,000 ($4,042,000 at December 31, 2021).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities at June 30, 2022:

		Total
	Carrying	contractual	Less than
	value	amount	one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Bank indebtedness	941,180	941,180	941,180	–	–	–
Accounts payable and accrued liabilities	9,404,542	9,404,542	9,404,542	–	–	–
Term loans	390,755	538,123	81,805	142,377	180,000	133,941
Balance due on business combination	3,861,513	4,137,820	2,177,800	1,960,020	–	–
Lease liabilities	6,201,797	7,414,446	3,361,053	1,187,589	859,149	2,006,655
	20,799,787	22,436,111	15,966,380	3,289,986	1,039,149	2,140,596

The Company's Canadian subsidiary benefits from a line of credit of $500,000, and the Italian subsidiary benefits from a 400,000 Euro ($539,020) line of credit, and security against these credit lines is provided only by the subsidiaries, and not PyroGenesis Canada Inc. At June 30, 2022, $436,378 was drawn on the Canadian facility and 374,844 Euro ($504,801) was drawn on the Italian facility.

22.	Contingent liabilities

The Company is currently a party to various legal proceedings. If management believes that a loss arising from these proceedings is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these proceedings is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these proceedings, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

Q2 2022	PyroGenesis Canada Inc.	16

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six month periods ended June 30, 2022 and 2021
(Unaudited)

23.	Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. On June 30, 2022, the Company’s working capital was $7,817,760 ($14,006,785 at December 31, 2021)

The management of capital includes shareholders’ equity for a total amount of $26,950,773 and term loans of $390,755 ($40,768,754 and $190,905 respectively at December 31, 2021), as well as cash and cash equivalents amounting to $1,291,508 ($12,202,513 at December 31, 2021).

There were no significant changes in the Company’s approach during the current six-month period and 2021 fiscal year, however, in order to maintain or adjust the capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

24.	Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors. The Company’s head office is located in Montreal, Quebec. The operations of the Company are located in three geographic areas: Canada, Italy and India.

The following is a summary of the Company’s revenue from external customers, by geography:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Canada	2,601,842	3,937,462	3,969,633	4,736,895
United States	601,587	2,131,841	1,346,874	4,725,806
Europe	896,854	42,201	1,279,142	62,243
Mexico	82,884	137,856	259,392	137,856
Asia	269,436	41,489	585,267	49,107
Saudi Arabia	353,654	1,466,349	1,077,225	4,199,455
Africa	–	3,679	–	3,679
South America	40,235	519,695	162,706	630,034
India	1,000,688	–	1,373,703	–
	5,847,180	8,280,572	10,053,942	14,545,075

Revenue by product line and revenues recognized by revenue recognition method are presented in note 5.

Q2 2022	PyroGenesis Canada Inc.	17